FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan period ended December 31, 2001

 Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION EMPLOYEES SAVINGS PLAN II
Index to Financial Statements
December 31, 2001 and 2000

Page
Report of Independent Auditors	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 13

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the
  United Technologies Corporation
  Employee Savings Plan II

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan II (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 2002

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN II
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2001	December 31, 2000
Assets:
Investments (Notes 3 through 6)	$159,493	$83,672

Contributions receivable:
Participants'	41	21
Employer's	15	23
	56	44

Net Assets Available for Benefits	$159,549	$83,716

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN II
Statement of Changes in Net Assets Available for Benefits
 (Thousands of Dollars)

Year Ended December 31, 2001
Additions to net assets attributed to:
Investment Income:
Interest	$5,168
Dividends	757

Contributions:
Participants'	20,435
Employer's	4,631
Total additions	30,991

Deductions from net assets attributed to:
Net depreciation in fair value of investments	(9,911)
Distributions to participants	(19,652)
Administrative expenses	(55)
Interest expense	(97)
Total deductions	(29,715)

Net increase prior to transfers	1,276

Plan transfers:
Assets transferred into Plan (Notes 4 and 12)	74,560
Assets transferred out of Plan	(3)
Net Plan transfers	74,557

Net Increase	75,833

Net Assets Available for Benefits, December 31, 2000	83,716

Net Assets Available for Benefits, December 31, 2001	$159,549

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Employee Savings Plan II (formerly the UTC Savings Plan for Hourly Management-Represented Employees) (the "Plan") is a defined contribution savings plan administered by United Technologies Corporation ("UTC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Both salaried employees and non-union hourly employees of certain divisions of Carrier Corporation ("Carrier") and Sikorsky Aircraft Corporation ("Sikorsky") are eligible to participate in the Plan immediately (except for one Sikorsky location with a three-month waiting period).  Customarily, participants are eligible for employer contributions at hire date. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting. The percentages of total compensation participants may elect to contribute, through payroll deductions, varies depending on the provisions of the Plan specific to a particular location.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options for participants. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.  Carrier and Sikorsky (the "Employer") contribute specified amounts to the Plan in accordance with the terms outlined in the respective employment agreements.  Generally, the Employer's contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

During 2000, UTC began to use the leveraged Employee Stock Ownership Plan ("ESOP") to fund the employer matching contributions to the Plan. The ESOP is primarily invested in UTC Series A ESOP Convertible Preferred Stock (see Note 7). Participants who have reached at least age 55 may direct up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions to be invested in the other investment funds offered though the Plan. In such cases, UTC may redeem the ESOP preferred Stock in the participant’s accounts for cash and such shares may be allocated in the future.

Participant Accounts. Each participant’s account is credited with the participant's contributions and allocations of (a) UTC’s contributions based on a percentage of the participant’s contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future Employer contributions. For the year ended December 31, 2001, approximately $66,000 of forfeitures were used to fund UTC's contributions.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company ("Bankers Trust"), the Plan trustee. Bankers Trust is a subsidiary of Deutsche Bank.  Fidelity Institutional Retirement Services Company ("Fidelity") performs participant account recordkeeping responsibilities.

Participant Loans. Certain participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their account balances, excluding employer contributions. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Deutsche Bank's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP investment options may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2001 were approximately $64,000.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in the Untied Technologies Corporation Employee Savings Plan Master Trust (the "Master Trust") maintained by the Plan's trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the participating plans' unit values. Distributions to participants reduce the number of participation units held by the participating plans (See Note 6).

Investment Valuation and Income Recognition. The Income Fund's investments in insurance contracts (see Note 5) are stated at contract value, which represents contributions plus earnings, less Plan withdrawals. The ESOP Preferred Stock’s fair value is the higher of the guaranteed value ($65) or four times the daily ending price of UTC’s Common Stock. All other funds are stated at fair value, as determined by the Plan trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the employer in 2001. Between December 31, 2000 and September 30, 2001, the employer also paid certain investment management fees for the funds managed by Deutsche Asset Management. Effective October 1, 2001, these investment management fees are charged against Plan assets. All other administrative and investment expenses were paid out of Plan assets during 2001.

Use of Estimates. The preparation of financial statements requires UTC management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
(Thousands of Dollars, except unit amounts)	2001	2000

Equity Fund, 944,051 and 264,144 units, respectively	$24,789	$7,866

Income Fund, 906,934 and 494,344 units, respectively	76,972	38,732

Fidelity Growth and Income Fund, 221,226 and 188,753 units, respectively	8,269	7,946

Fidelity Contrafund, 129,751 units in 2000	N/A	6,380

UTC Common Stock Fund, 363,711 units in 2001	8,147	N/A

UTC ESOP Fund, 1,270,580 units in 2001	12,553*	N/A

* Non-participant directed

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9,911 as follows:

Mutual Funds	$(8,006)
ESOP Fund	(1,905)
$(9,911)

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
(Thousands of Dollars)	2001	2000

Net Assets:
ESOP Fund	$11,758	$1,539

(Thousands of Dollars)	Year Ended December 31, 2001

Changes in Net Assets:
Investment loss	$(1,697)
Contributions	1,090
Benefits paid to participants	(743)
Interest expenses	(97)
Transfers to participant-directed investments	(42)
Transfers from non-affiliated plans	11,708
$10,219

NOTE 5 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan's Income Fund invests in insurance contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 2001 and 2000 were 8.31% and 8.29%, respectively.

NOTE 6 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with Bankers Trust. Under this agreement, certain savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the Plans' participants.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

The following is a summary of the financial information and data for the Master Trust and the portion applicable to the Plan:

United Technologies Corporation
Master Trust Statements of Net Assets
 (Thousands of Dollars)

	December 31, 2001	December 31, 2000
Assets:
Short-term investments	$34,221	$2,640
Investments:
Equity:
Mutual funds	658,861	784,876
Equity commingled index funds	1,203,904	1,460,037
Common stock	768,603	759,152
ESOP stock fund	2,912,717	3,641,487
Debt:
Fixed income commingled index funds	19,422	24,916
Insurance company investment contracts	4,775,327	4,364,663
Participant notes receivable	92,055	99,935
Subtotal	10,465,110	11,137,706

ESOP receivables	140,825	128,988
Interest and dividend receivables	2,297	14,678
Total assets	10,608,232	11,281,372

Liabilities:
Accrued liabilities	6,499	8,708
Accrued ESOP interest	1,977	2,070
ESOP debt	266,100	301,100
Notes payable to UTC	175,333	153,333
Total liabilities	449,909	465,211

Net Assets	$10,158,323	$10,816,161

Net assets of the Master Trust allocable to the Plan	$159,493	$83,672

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

United Technologies Corporation
Master Trust Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2001
Additions:
Interest and dividend income	$437,184
Contributions from participating plans for purchase of units	324,805
Total additions	761,989

Deductions:
Net depreciation on fair value of investments	(1,052,139)
Benefit payments on behalf of participating plans	(400,574)
Master trust expenses	(36,602)
Total deductions	(1,489,315)

Net decrease prior to transfers	(727,326)

Plan transfers:
Assets transferred in	93,904
Assets transferred out	(24,416)
Net Plan transfers	69,488

Decrease in net assets	(657,838)

Net assets:
Beginning of year	10,816,161
End of year	$10,158,323

Amounts pertaining to Plan:
Plan interest in net depreciation and investment income of Master Trust	$(3,987)
Contributions received (cash basis)	$25,054
Assets transferred into Plan (Note 12)	$74,560
Pension benefits paid	$(19,652)
Plan expenses	$(152)
Assets transferred out of Plan	$(3)

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP has purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock ("ESOP Shares"), with a $4.80 per share annual dividend from UTC. Each ESOP share is convertible into four shares of UTC's Common Stock. The ESOP financed the ESOP Share purchases with interest bearing promissory notes. See Notes 8 and 9.

ESOP Shares are allocated to participant accounts of the Plan and the other ESOP eligible Plan within the Master Trust (the "ESOP Plans") as they earn UTC's matching contributions. ESOP Shares are released for allocation to participants as principal and interest payments are made on the debt. The unallocated ESOP Shares are apportioned for the purposes of these financial statements to the ESOP Plans based on the average net asset value of the allocated shares of the Plans. The ESOP uses the ESOP Shares' cash dividends and additional contributions from UTC to repay the principal and interest. To the extent that ESOP Shares released through debt service payments are not sufficient to meet the matching contribution requirement, UTC must contribute additional ESOP Shares, UTC Common Stock, or cash. To the extent that ESOP Shares released through debt service exceed the matching contribution requirement, the debt is restructured so that the value of the released ESOP Shares does not exceed the ESOP Plans' matching contribution requirement. For the period ended December 31, 2001, participants were credited with matching contributions of $71.0 million representing approximately 262,227 shares. Additionally, in lieu of receiving cash, participants are allocated ESOP Shares for dividends paid on their shares. During 2001, participants earned dividends of approximately $31.1 million representing approximately 109,235 shares.

Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or four shares of UTC Common Stock for each ESOP Share. Each ESOP share is valued at the higher of four times the market value of UTC's Common Stock or $65. A participant cannot elect to receive the distribution in ESOP Shares. The ESOP Fund's investment in ESOP Shares at period end is as follows:

(Thousands of Dollars,	December 31, 2001		December 31, 2000
except share amounts)	Allocated	Total	Allocated	Total

Number of Shares	6,549,687	11,266,913	6,531,081	11,578,656
Guaranteed Value	$425,730	$732,349	$424,520	$752,613
Market Value	$1,693,225	$2,912,722	$2,054,025	$3,641,487

The market value of the ESOP Shares was $258.52 and $314.50 per share at December 31, 2001 and 2000, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31, 2001 and 2000 include unrealized appreciation of approximately $2.2 billion and $2.9 billion, of which $0.9 billion and $1.3 billion is on unallocated shares.

The ESOP Shares are redeemable, in whole or in part, at the option of UTC at a redemption price of $65.00 per share plus accrued and unpaid dividends. However, upon notice to the Trustee of UTC's intention to redeem, the trustee can convert each preferred share into four shares of UTC Common Stock if more beneficial to participants.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 8 - ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement (the "Agreement") and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. The Series A ESOP Debt was repaid in full during 1999. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 2001:
Note Series	Principle (000's)	Rate of Interest	Due

B	$216,100	7.68%	2002 - 2008
C	17,300	7.68%	2008
D	32,700	7.68%	2009
	$266,100

Required payments on these Notes, in aggregate, for the next five plan years are $34.5 million in 2002, $34.0 million in 2003, $33.6 million in 2004, $33.2 million in 2005, and $32.9 million in 2006.

NOTE 9 - NOTES PAYABLE

In conjunction with the ESOP financing discussed in Note 7, the Master Trust issued a promissory note to UTC issued in 1990, bearing interest at 10.5%, and due over the period 2000-2009. At December 31, 2001, $55.3 million was outstanding. Required principal payments on the note for the next five plan years are $5.2 million in 2002, $5.5 million in 2003, $5.7 million in 2004, $5.9 million in 2005, and $6.7 million in 2006. The Trustee executed an additional $15 million, $19 million, $32 million, $27 million, and $27 million of promissory notes to UTC on December 10, 1997, 1998, 1999, 2000, and 2001, respectively. The notes bear an interest rate of 6.35%, 5.50%, 6.95%, 6.72%, and 5.95% and, mature on December 10, 2007, 2008, 2009, 2010, and 2011, respectively. These promissory notes replace a portion of the 1990 ESOP Debt notes described in Note 8 above.

NOTE 10 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are investments managed by Deutsche Asset Management and Fidelity. Bankers Trust, a subsidiary of Deutsche Bank, and Fidelity are the Plan's trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 11 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and to certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 12 - PLAN TRANSFERS

During 2000, UTC approved the merger of the Carrier Automatic Equipment Sales ("AES") Plan into the Plan. Participants of the Carrier AES Plan were eligible to participate in the Plan effective January 2, 2001. On January 2, 2001, approximately $21,645,000 of net assets were transferred into the Plan.

During 2000, UTC approved the merger of the Carrier Thermo Industries Plan into the Plan. Participants of the Carrier Thermo Industries Plan were eligible to participate in the Plan effective January 2, 2001. On January 2, 2001, approximately $14,426,000 of net assets were transferred into the Plan.

During 2000, UTC approved the merger of the Carrier Bock Plan into the Plan. Participants of the Carrier Bock Plan were eligible to participate in the Plan effective July 2, 2001. On July 2, 2001, approximately $5,586,000 of net assets were transferred into the Plan.

During 2000, UTC approved the merger of the Carrier Slack Buckner Plan into the Plan. Participants of the Carrier Slack Buckner Plan were eligible to participate in the Plan effective January 3, 2001. On January 3, 2001, approximately $2,960,000 of net assets were transferred into the Plan.

During 2000, UTC approved the merger of the Gayle, King, Carr, and Lynch Inc. Plan into the Plan. Participants of the Gayle, King, Carr, and Lynch Inc. Plan were eligible to participate in the Plan effective April 2, 2001. On April 2, 2001, approximately $2,857,000 of net assets were transferred into the Plan.

NOTE 13 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated February 27, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 14 - SUBSEQUENT EVENTS

During 2001, UTC approved the merger of the YZ Industries, Inc. 401(k) Profit Sharing Plan into the Plan. Participants of the YZ Industries, Inc. 401(k) Profit Sharing Plan are eligible to participate in the Plan effective January 2, 2002. Subsequent to year-end, approximately $2,800,000 of net assets were transferred into the Plan.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

During 2001, UTC approved the merger of the Specialty Equipment Companies Retirement Savings Plan into the Plan. Participants of the Specialty Equipment Companies Retirement Savings Plan are eligible to participate in the Plan effective January 15, 2002. Subsequent to year-end, approximately $26,687,000 of net assets were transferred into the Plan.

During 2001, UTC approved the merger of the Cade Industries, Inc. Employee Savings Plan into the Plan. Participants of the Cade Industries, Inc. Employee Savings Plan are eligible to participate in the Plan effective February 1, 2002. Subsequent to year-end, approximately $6,468,000 of net assets were transferred into the Plan.

During 2001, UTC approved the merger of the Keystone Engineering Company Profit-Sharing Retirement Plan into the Plan. Participants of the Keystone Engineering Company Profit-Sharing Retirement Plan are eligible to participate in the Plan effective February 1, 2002. Subsequent to year-end, approximately $3,698,000 of net assets were transferred into the Plan.

SIGNATURES

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN II

Dated: June 28, 2002	By:	/s/ Laurie P. Havanec
Laurie P. Havanec Director, Employee Benefits and Human Resources Systems United Technologies Corporation